 Exhibit 99.2

 All transactions listed below relate to sales of Class A Common Stock of
 Central Garden & Pet Company on July 10, 2007.

 SHARES  PRICE   SHARES BENEFICIALLY OWNED AFTER TRANSACTION

 2,487   11.96   342,413
 513     11.95   341,900
 7,000   11.90   334,900
 100     11.89   334,800
 400     11.88   334,400
 1,221   11.87   333,179
 1,200   11.86   331,979
 8,079   11.85   323,900
 4,000   11.67   319,900